March 26, 2020

Via EDGAR

Attn: Geoff Kruczek

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-4561

Re:	Industrial Technical Holdings Corporation
Registration Statement on Form F-1/A Filed December 4, 2019 File No. 333-233613

Dear Mr. Kruczek:

In response to your letter dated March 20, 2020, concerning the deficiencies in our registration statement on Form F-1/A, we provide the following responses:

Amendment No. 4 to Registration Statement on Form F-1 filed March 11, 2020

Ordinary Shares, page 107

1.

We note your response to prior comment 2. If the provision referenced in that comment includes liabilities under the federal securities laws, please revise to state so directly. Please also clarify whether this provision effectively functions to nullify any shareholder claims, and/or as a waiver of the ability of shareholders to bring any claims, against the company and its directors and officers. Also, we note the disclosure on page 14 regarding the consequences in the event a shareholder’s certificate is the subject of a fraudulent transfer or transaction. Please expand to clarify how the provision could result in a loss of “some or all of [a shareholder’s] investment.” Also tell us why you believe the risk is limited to fraudulent transfers or transactions. Ensure your disclosure clearly and fully explains the material risks presented by the provision.

ANSWER: In response to the Staff’s comment, the Company has revised its disclosure on pages 14 and 107.

Related Party Transactions, page 108

2.

Please expand your revisions in response to prior comment 3 to clarify the purpose of the arrangements you describe, including why your officers pay the expenses instead of the company making payment directly.

ANSWER: The Company advises the Staff that the Company has recognized business expenses incurred by officers on behalf of the Company accurately and completely.

The purpose of advance is to reimburse cash payment made by the officers for the incidental business expenses that may be or may not be anticipated to be incurred by officers on behalf of the Company for serving their duty as corporate officers. Examples of advances to officers might include travel expense (e.g., gas, parking, tickets, lodging), meals and entertainment with vendors and customers and various sundry and miscellaneous expenses, etc.

Such advances are necessary to assist the officers in those cases where exact amounts and types of expenditures cannot be previewed, and where in the case of a rural location or another provinces, the officers cannot get fund from the Company in a timely manner, then they need to pay those instance expenses out of their own pockets and charge them back to the company when they have finished the business trips.

In some situations, periodical balance of advance assigned to officer may not be able to cover officers’ immediate expense during travel, officers will pay the business expense on behalf of the Company in certain trips or extent trips and so the Company will reimburse subsequently. Periodically, all officers are obligated to prove and reconcile business expenses to the Company. Business expenses are then recognized on the Company’s book upon presentation and approval in a timely basis.

Starting from April 1st, 2020, the Company will try to implement a new settlement system to ensure reimbursement to officers to be conducted in monthly basis so as to avoid balance on account situation derived from the current periodical advancement system.

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Exhibits

3.	We note your response to prior comment 6. Please file each counsel’s consent expressly stating that counsel consents to the summarization of its opinion, as currently set forth on page 13.

ANSWER: The Company has revised its risk factor to remove any summarization of the legal opinions.

Yours truly,

/s/ Andreas Spiegler

Andreas Spiegler, CEO, Chairman of the Board, Principal Financial Officer and Principal Accounting Officer

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